Exhibit 99.2
V 18 65 8- TB D See the reverse side for instructions on how to access materials. You are receiving this communication because you hold common stock in BorgWarner Inc. ("BorgWarner"). BorgWarner has released informational materials regarding the spin-off of PHINIA Inc. ("PHINIA") from BorgWarner that are now available for your review. This notice provides instructions on how to access BorgWarner materials for informational purposes only. The materials consist of the Information Statement, plus any supplements, that PHINIA has prepared in connection with the spin-off. You may view the materials online at www.materialnotice.com and easily request a paper or e-mail copy (see reverse side). Important Notice Regarding the Availability of Materials BORGWARNER INC.

slide2
V 18 65 9- TB D Requests, instructions and other inquiries sent to this e-mail address will NOT be forwarded to your investment advisor. How to View Online: Visit: www.materialnotice.com. Have the information that is printed in the box marked by the arrow above. How to Request and Receive a PAPER or E-MAIL Copy: If you want to receive a paper or e-mail copy of these materials, you must request one. There is NO charge for requesting a copy. Please choose one of the following methods to make your request: 1) BY INTERNET: www.materialnotice.com 2) BY TELEPHONE: 1-800-579-1639 3) BY E-MAIL*: sendmaterial@materialnotice.com * If requesting materials by e-mail, please send a blank e-mail with the information that is printed in the box marked by the arrow above in the subject line. Materials Available to VIEW or RECEIVE:

slide3
V 18 66 0- TB D THIS NOTICE WILL ENABLE YOU TO ACCESS MATERIALS FOR INFORMATIONAL PURPOSES ONLY

slide4
V 18 66 1- TB D THIS PAGE WAS INTENTIONALLY LEFT BLANKslide1